                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G*



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*



                            INSIGNIA SOLUTIONS, PLC
            -------------------------------------------------------
                               (Name of Issuer)




                                    ADR F
            -------------------------------------------------------
                         (Title of Class of Securities)




                                  A5766J-10-7
            -------------------------------------------------------
                                (CUSIP Number)



                                31 DECEMBER 1999
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-(c)

     [X]  Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


---------------
* Final Report


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CUSIP NO.   A5766J-10-7            SCHEDULE 13G          PAGE  2  OF  4  PAGES
         ------------------                                   ---    ---

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          ROBERT H. SITEMAN (###-##-####)      MARRIED
          BARBARA L. SITEMAN (###-##-####)     COUPLE
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]
          HUSBAND AND WIFE
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A. CITIZENS
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
                       ROBERT H. SITEMAN    270,000 SHARES
  NUMBER OF            BARBARA L. SITEMAN    10,000 SHARES
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY             JT ACC'TS (TRUST)    388,500 SHARES
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH           ROBERT H. SITEMAN    270,000 SHARES
                       BARBARA L. SITEMAN    10,000 SHARES
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                       JT ACC'TS (TRUST)    388,500 SHARES
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          658,500 SHARES
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]
          N/A
          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          4.69% (FULLY DILUTED)
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!




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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C.  20549

                                 SCHEDULE 13G
                  Under the Securities Exchange Act of 1934

ITEM 1(a).   Name of Issuer:

               Insignia Solutions, PLC, ADR F (INSGY)

ITEM 1(b).   Address of Issuer's Principal Executive Offices:

               41300 Christy Street, Fremont, CA 94538-3115

ITEM 2(a)   Name of Persons Filing:

               Robert Harold Siteman and Barbara Link Siteman

ITEM 2(b)   Address of Principal Business Office or, if None, Residence:

               1647 Wicklow Court, Westlake Village, CA 91361

ITEM 2(c)   Citizenship:

               BOTH -- UNITED STATES OF AMERICA

ITEM 2(d)   Title of Class of Securities:

               ADR F

ITEM 2(e)   CUSIP Number:

               A5766 J-10-7

ITEM 3.     NOT*APPLICABLE

ITEM 4.  OWNERSHIP

      (a)   Amount Beneficially Owned:    None

      (b)   Percent of Class:   None

      (c)   Number of shares as to which such person has:

         (i)  sole power to vote or to direct the vote:

                Barbara Link Siteman            10,000 Shares
                Robert Harold Siteman          270,000 Shares

        (ii)  shared power to vote or to direct the vote:

                JT                             388,500 Shares

       (iii)  sole power to dispose or to direct the disposition of:

                See 4(c)(i) above

        (iv)  shared power to dispose or to direct the disposition of:

                See 4(c)(ii) above

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Instruction: Dissolution of a group requires a response to this item.

                               Page 3 of 4 pages


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ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10. CERTIFICATION

        The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):
        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               JANUARY 15, 2000
                                -----------------------------------------------
                                                     Date

         SEE ATTACHED           /s/ ROBERT H. SITEMAN   /s/  BARBARA L. SITEMAN
                                -----------------------------------------------
                                                   Signature

                                  Robert Harold Siteman    Barbara Link Siteman
                                -----------------------------------------------
                                                   Name/Title
                                                 (Husband/Wife)

                               Page 4 of 4 pages